Exhibit 99.24

Majority Voting Policy

The board of directors (the “Board”) believes that each director should have the confidence and support of shareholders of Village Farms International, Inc. (the “Company”). To this end, the Board has unanimously adopted this policy and future nominees for election to the Board will be required to confirm that they will abide by this policy.

Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee. The Chairperson of the Board will ensure that the number of shares voted in favour or withheld from voting for each director nominee is recorded and promptly made public after the meeting. If the vote was by a show of hands, the Company will disclose the number of shares voted by proxy in favour or withheld for each director and, if applicable, the outcome of the vote by show of hands.

If a director nominee is not elected by at least a majority (50% +1) of the votes cast with respect to his or her election, such a nominee will immediately submit his or her resignation to the Board, effective on acceptance by the Board. If a director refuses to tender his or her resignation in such circumstances, the Company shall not nominate such director for election the following year. The Board will refer the resignation to the Compensation and Corporate Governance Committee for consideration and for a recommendation to the full Board. A director who tenders a resignation pursuant to this policy will not be present for nor participate in any portion of a meeting of the Board or the Compensation and Corporate Governance Committee at which the resignation is considered.

Both the Board and the Compensation and Corporate Governance Committee will promptly accept the resignation absent exceptional circumstances. The Board will make its decision and announce its decision and the reasons for its decision in a press release no later than 90 days after the date of the applicable shareholders’ meeting. The Company will provide a copy of this news release to the Toronto Stock Exchange.

Subject to any corporate law restrictions, the Board may (1) leave a vacancy in the Board unfilled until the next annual general meeting, (2) fill the vacancy by appointing a new director whom the Board considers to merit the confidence of the shareholders, or (3) call a special meeting of shareholders to consider new Board nominee(s) to fill the vacant position(s).

This policy will apply to the current Board and to all future director nominees in the case of an uncontested director election to ensure effective shareholder democracy in the election of directors. For the purposes of this policy, an “uncontested director election” means an election where the number of nominees for director is equal to the number of seats available on the Board.

Approved by the Board: March 23, 2017.